1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

June 18, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:      Ms. Lauren Hamilton

Re:	Bain Capital Specialty Finance, Inc. (the “Company”)

File No. 814-01175

Dear Ms. Hamilton:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on May 21, 2020 with respect to the Registrant’s annual report filed on Form 10-K (the “Annual Report”) on February 26, 2020. On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter. The below responses will be reflected in the Company’s next annual report filed on Form 10-K, as applicable. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.	Comment: Your previous correspondence filed on May 12, 2020 noted that the Company does not fully own BCC Jetstream Holdings Aviation (On II), LLC (“BCC Jetstream”). Please explain supplementally whether the Company was a party in the creation of BCC Jetstream and further describe the purpose of creating a holding company for operations.

Response: The Company hereby confirms that it was a party to the creation of BCC Jetstream. In addition, the Company submits that the holding company was created to permit the Company and other investors in BCC Jetstream to obtain more favorable tax treatment of leasing income from their investments in BCC Jetstream.

*        *        *        *        *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz